UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 14)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d—7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Jean S. Trager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds
OO, PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 511,945 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,349,150 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,349,150 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.17% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 511,945 shares of Class A Common Stock held of record by the Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(2)  Includes 7,165,276 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 1,753,796 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person, in her capacity as co-trustee of the Jean S. Trager Trust, is a co-general partner of Teebank and Jaytee.

(3)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of July 31, 2020 (18,708,244) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,921,862).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Jean S. Trager Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds
OO, PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,837,205 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,837,205 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.68% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  Consists of 7,165,276 shares of Class A Common Stock held of record by Teebank, 1,753,796 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a co-general partner of Teebank and Jaytee.

(2)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of July 31, 2020 (18,708,244) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,921,862).

ITEM 1.         SECURITY AND ISSUER.

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A voting common stock, no par value (“Class A Common Stock”) of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”), whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Amendment No. 14 amends and supplements the statement on Schedule 13D (as previously amended, the “Original Schedule”) filed by the Reporting Persons to report their beneficial ownership of Class A Common Stock, filed with the U.S. Securities and Exchange Commission (the “SEC”), which was most recently amended on February 14, 2018. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule. This Amendment No. 14 amends Items 3, 4, 5, 6 and 7, as set forth below.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds or other consideration used in the transaction are as described in Item 4, below.

ITEM 4.         PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule is hereby amended and supplemented by the addition of the following:

On August 13, 2020, for estate planning purposes, Mrs. Jean S. Trager (“Mrs. Trager”) transferred 142,764 shares of Class B Common Stock into a trust for her benefit for which her son, Steven E. Trager, acts as trustee and has sole power to direct the assets (the “Trust”).

On August 14, 2020, for estate planning purposes, the Trust transferred 225 shares of Class A Common Stock and 814,347 shares of Class B Common Stock to Teebank Family Limited Partnership (“Teebank”) in consideration for one (1) Teebank General Partnership Unit and a number of Teebank Limited Partnership Units equal in value to the aggregate value of the shares of Class A Common Stock and Class B Common Stock that Teebank received (less the value of the General Partnership Unit).  The value of the shares of Class A Common Stock and Class B Common Stock was determined using the closing share price on August 14, 2020.  The number and value of Teebank Limited Partnership Units received by the Trust will be determined following an appraisal of the value of Teebank as of August 14, 2020.  The appraised value will be partially based on the value of the transferred shares of Class A Common Stock and Class B Common Stock using the closing share price of Class A Common Stock on August 14, 2020. The value of the General Partnership Unit will be determined in the same manner.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) through (e) of the Original Schedule is hereby amended and supplemented by the addition of the following:

(a)                                 The aggregate number of shares and the percentage of Class A Common Stock beneficially owned by each person named in Item 2 is as follows:

	Number		Percentage
Jean S. Trager	10,349,150.0	(1)	50.17%
Jean S. Trager Trust	9,837,205.0	(2)	47.68%
Steven E. Trager	10,468,217.5	(3)	50.70%

(1) Includes 7,165,276 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 1,753,796 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), 168,066 shares of Class B Common Stock held of record by Jaytee, and 511,945 shares of Class A Common Stock held of record by Trager Family Foundation, Inc. (the “Foundation”), a 501(c)(3) corporation of which Mrs. Trager is a director. Mrs. Trager is a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, of Teebank and Jaytee.

(2) Includes 7,165,276 shares of Class A Common Stock held of record by Teebank, 1,753,796 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The Jean S. Trager Trust is a co-general partner of Teebank and Jaytee.

(3) Includes (i) 17,014 shares of Class B Common Stock held by Mr. Trager, (ii) 12,085 shares of Class A Common Stock and 1,214.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan, (iii) 7,478 shares of Class A Common Stock held by Mr. Trager’s wife, and (iv) 511,945 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Mr. Trager is a director. Also includes 7,165,276 shares of Class A Common Stock and 1,753,796 shares of Class B Common Stock held of record by Teebank, and 750,067 shares of Class A Common Stock and 168,066 shares of Class B Common Stock held of record by Jaytee. Mr. Trager is a limited partner of Teebank and Jaytee, and the Steven E. Trager Trust, of which Mr. Trager is trustee, and the Jean S. Trager Trust, of which Mr. Trager is a co-trustee, are co-general partners of Teebank and Jaytee. Trusts for the benefit of, among others, Mr. Trager and his two children are limited partners of Teebank and Jaytee. Mr. Trager has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.

(b)                                 Number of shares to which each person named in response to paragraph (a) has:

(i) Sole power to vote or direct the vote:

Jean S. Trager	0.0
Jean S. Trager Trust	0.0
Steven E. Trager	111,589.5

(ii) Shared power to vote or direct the vote:

Jean S. Trager	511,945.0
Jean S. Trager Trust	0.0
Steven E. Trager	10,356,628.0

(iii) Sole power to dispose or direct the disposition of:

Jean S. Trager	0.0
Jean S. Trager Trust	0.0
Steven E. Trager	111,589.5

(iv) Shared power to dispose or direct the disposition of:

Jean S. Trager	10,349,150.0
Jean S. Trager Trust	9,837,205.0
Steven E. Trager	10,356,628.0

The Steven E. Trager Revocable Trust and the Jean S. Trager Trust are the co-general partners of Teebank and Jaytee and share dispositive power over the shares of Class A Common Stock owned by Teebank and Jaytee, provided that the Jean S. Trager Trust may not cause Teebank or Jaytee to sell, transfer or otherwise dispose of Class A Common Stock without Mr. Trager’s consent. Steven E. Trager is trustee of the Steven E. Trager Trust.  Steven E. Trager and Jean S. Trager are co-trustees of the Jean S. Trager Trust.  Steven E. Trager owns an option to purchase Teebank and Jaytee general partnership interests owned by the Jean S. Trager Trust.  Steven E. Trager, A. Scott Trager and Sheldon Gilman serve as the voting committee having the power to vote shares of Class A Common Stock owned by Teebank and Jaytee.

The Steven E. Trager Revocable Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

The Jean S. Trager Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Steven E. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and she has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

A. Scott Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Sheldon Gilman is a United States citizen having a business address of Lynch, Cox, Gilman & Goodman, P.S.C., 500 W. Jefferson Street, Suite 2100, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Shelley Trager Kusman is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and she has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

(c)                                  Other than as set forth in this Amendment No. 14, none of the Reporting Persons have effected any transactions in shares of the Class A Common Stock of the Issuer during the 60 days preceding the date of this Amendment No. 14.

(d)                                 As co-general partners of Jaytee and Teebank, the Jean S. Trager Trust and the Steven E. Trager Revocable Trust may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee.  Amy Trager, Steven E. Trager and Shelley Trager Kusman, as directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 7,478 shares of Class A Common Stock, Amy Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager and A. Scott Trager, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee.

(e)                                  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Refer to Item 7, below.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.15                 Amendment to Teebank Limited Partnership Agreement dated as of August 14, 2020.

99.16                 Group Members

99.17                 Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2020	/s/ Jean S. Trager
Jean S. Trager

JEAN S. TRAGER TRUST

Date: August 17, 2020	By:	/s/ Jean S. Trager
Jean S. Trager